UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended May 3, 2009

Commission File Number: 333-137664

Avago Technologies Finance Pte. Ltd.

(Translation of registrant’s name into English)

Republic of Singapore

(Jurisdiction of incorporation or organization)

1 Yishun Avenue 7

Singapore 768923

Tel: (65) 6755-7888

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

FINANCIAL INFORMATION

Condensed Consolidated Financial Statements - Unaudited

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED

(IN MILLIONS)

	Quarter Ended		Six Months Ended
	May 3, 2009	May 4, 2008	May 3, 2009	May 4, 2008
Net revenue	$325	$411	$693	$813
Costs and expenses:
Cost of products sold:
Cost of products sold	210	237	414	467
Amortization of intangible assets	14	14	29	28
Restructuring charges	3	1	9	2

Total cost of products sold	227	252	452	497
Research and development	59	62	121	128
Selling, general and administrative	42	48	82	98
Amortization of intangible assets	5	7	11	14
Restructuring charges	3	1	8	3

Total costs and expenses	336	370	674	740
Income (loss) from operations	(11)	41	19	73
Interest expense	(20)	(20)	(38)	(45)
Gain (loss) on extinguishment of debt	—	—	1	(10)
Other income (expense), net	(2)	1	(4)	2

Income (loss) from continuing operations before income taxes	(33)	22	(22)	20
Provision for (benefit from) income taxes	(2)	4	3	7

Income (loss) from continuing operations	(31)	18	(25)	13
Income (loss) from and gain (loss) on discontinued operations, net of income taxes	—	(1)	—	8

Net income (loss)	$(31)	$17	$(25)	$21

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS - UNAUDITED

(IN MILLIONS, EXCEPT SHARE AMOUNTS)

	May 3, 2009	November 2, 2008 (1)
ASSETS
Current assets:
Cash and cash equivalents	$241	$213
Trade accounts receivable, net	185	184
Inventory	151	188
Other current assets	38	34

Total current assets	615	619
Property, plant and equipment, net	276	299
Goodwill	171	169
Intangible assets, net	685	721
Other long-term assets	56	61

Total assets	$1,803	$1,869

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Accounts payable	$167	$174
Employee compensation and benefits	40	74
Accrued interest	30	32
Capital lease obligations - current	2	2
Other current liabilities	44	48

Total current liabilities	283	330
Long-term liabilities:
Long-term debt	700	703
Capital lease obligations - non-current	4	5
Other long-term liabilities	61	55

Total liabilities	1,048	1,093

Commitments and contingencies (Note 14)
Shareholder’s equity:
Ordinary shares, no par value; 210,460,262 shares issued and outstanding on May 3, 2009 and November 2, 2008	1,083	1,080
Accumulated deficit	(337)	(312)
Accumulated other comprehensive income	9	8

Total shareholder’s equity	755	776

Total liabilities and shareholder’s equity	$1,803	$1,869

(1)	Amounts as of November 2, 2008 have been derived from audited financial statements as of that date.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED

(IN MILLIONS)

	Six Months Ended
	May 3, 2009	May 4, 2008
Cash flows from operating activities:
Net income (loss)	$(25)	$21
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	80	77
Amortization of debt issuance costs	2	2
Gain on discontinued operations	—	(9)
(Gain) loss on extinguishment of debt	(1)	6
Non-cash portion of restructuring charges	1	—
Impairment of investment	2	—
Share-based compensation	4	9
Changes in assets and liabilities, net of acquisitions and dispositions:
Trade accounts receivable	1	9
Inventory	38	(25)
Accounts payable	(4)	(41)
Employee compensation and benefits	(34)	(2)
Other current assets and current liabilities	(10)	(33)
Other long-term assets and long-term liabilities	7	16

Net cash provided by operating activities	61	30

Cash flows from investing activities:
Purchase of property, plant and equipment	(25)	(28)
Acquisitions and investment, net of cash acquired	(7)	(46)
Purchase of intangible assets	—	(6)
Proceeds from sale of discontinued operations	2	25

Net cash used in investing activities	(30)	(55)

Cash flows from financing activities:
Debt repayments	(2)	(200)
Cash settlement of equity awards	(1)	(1)

Net cash used in financing activities	(3)	(201)

Net increase (decrease) in cash and cash equivalents	28	(226)
Cash and cash equivalents at the beginning of period	213	309

Cash and cash equivalents at end of period	$241	$83

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Overview and Basis of Presentation

Overview

Avago Technologies Finance Pte. Ltd., or the Company, we, or Avago Finance, was organized under the laws of the Republic of Singapore in September 2005.

We are a designer, developer and global supplier of analog semiconductor devices with a focus on III-V based products. We offer products in four primary target markets: industrial and automotive electronics, wired infrastructure, wireless communications, and consumer and computing peripherals. Applications for our products in these target markets include cellular phones, consumer appliances, data networking and telecommunications equipment, enterprise storage and servers, factory automation, displays, optical mice and printers.

Basis of Presentation

Fiscal Periods

We adopted a 52- or 53-week fiscal year beginning with our fiscal year 2008. Our fiscal year ends on the Sunday closest to October 31. Our first quarter for fiscal year 2009 ended on February 1, 2009, the second quarter ended on May 3, 2009, the third quarter will end on August 2, 2009, and the fourth quarter will end on November 1, 2009.

Information

The unaudited condensed consolidated financial statements include the accounts of Avago Finance and all of its subsidiaries and are prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. Intercompany transactions and balances have been eliminated in consolidation.

Interim information presented in the unaudited condensed consolidated financial statements has been prepared by management and, in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair statement of the financial position, results of operations and cash flows for the periods shown, and is in accordance with GAAP. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes for the fiscal year ended November 2, 2008 included in our Form 20-F filed with the Securities and Exchange Commission, or the SEC, on December 17, 2008, or the 2008 Form 20-F.

The operating results for the quarter and six months ended May 3, 2009 are not necessarily indicative of the results that may be expected for the year ending November 1, 2009 or for any other future period. The balance sheet as of November 2, 2008 is derived from the audited financial statements as of that date.

Use of estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences could affect the results of operations reported in future periods.

Out-of-period Adjustment. During the quarter ended May 3, 2009, we recorded an accrual of $4 million for indirect taxes on certain prior years’ purchases and sales transactions. This accrual increased cost of products sold and research and development expenses for the second quarter of fiscal year 2009 by $2 million each and increased net loss for the period by $4 million. We determined that the impact of the adjustment was not material to prior periods or to the expected results for the year ending November 1, 2009, and as such the adjustment was recorded in the second quarter of fiscal year 2009 under the provisions of Accounting Principles Board Opinion No. 28, “Interim Financial Reporting.”

Concentrations of credit risk and significant customers. Credit risk with respect to accounts receivable is generally diversified due to the large number of entities comprising our customer base and their dispersion across many different industries and geographies. We perform ongoing credit evaluations of our customers’ financial conditions, and require collateral, such as letters of credit and bank guarantees, in certain circumstances.

During both the quarter and six months ended May 3, 2009, none of our customers accounted for 10% or more of our net revenue from continuing operations. During the quarter ended May 4, 2008, none of our customers accounted for 10% or more of our net revenue from continuing operations, and during the six months ended May 4, 2008, two of our customers each accounted for 10% of our net revenue from continuing operations. As of May 3, 2009, one of our customers accounted for 11% of our net accounts receivable. As of November 2, 2008, one of our customers accounted for 12% of our net accounts receivable.

Warranty. We accrue for the estimated costs of product warranties at the time revenue is recognized. Product warranty costs are estimated based upon historical experience and specific identification of the products’ requirements, which may fluctuate based on product mix. The changes to accrued warranty were not significant for the quarter and six months ended May 3, 2009.

The following table summarizes the changes in accrued warranty for the six months ended May 4, 2008 (in millions):

Balance as of October 31, 2007	$—
Charged to cost of products sold	4

Balance as of May 4, 2008 - included in other current liabilities	$4

Earnings per share. Because we only have one shareholder (Avago Technologies Holding Pte. Ltd.) and no common shares trading in a public market, information on earnings per share is not meaningful and has not been presented.

Recent Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board, or FASB, issued FASB Staff Position, or FSP, No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments,” or FSP No. FAS 107-1 and APB 28-1. This FSP requires disclosures about fair value of financial instruments for interim reporting periods as well as in annual financial statements. FSP No. FAS 107-1 and APB 28-1 is effective for interim and annual periods ending after June 15, 2009 and will be effective for us beginning with the third quarter of fiscal year 2009. We do not expect the adoption of this FSP will have a material impact on our results of operations, financial position or our financial statement disclosures as applicable.

In December 2008, the FASB issued FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets,” or FSP No. FAS 132(R) -1. This FSP amends Statement of Financial Accounting Standards No. 132(R), or SFAS No. 132(R), to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP No. FAS 132(R)-1 requires disclosures surrounding how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies. Additional disclosures include (a) the major categories of plan assets, (b) the inputs and valuation techniques used to measure the fair value of plan assets, (c) the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period and (d) the significant concentrations of risk within plan assets. FSP No. 132(R)-1 does not change the accounting treatment for postretirement benefit plans. FSP No. 132(R)-1 will be effective for us in fiscal year 2010. We are currently assessing the impact that this FSP will have on our financial statement disclosures.

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets.” This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS No. 142. This FSP is intended to improve the consistency between the useful life of an intangible asset determined under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (revised 2007), “Business Combinations,” and other principles under GAAP. FSP No. FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. FSP No. FAS 142-3 will be effective for us in fiscal year 2010. We are currently assessing the impact that this FSP will have on our results of operations and financial position.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133,” or SFAS No. 161, which requires additional disclosures about the objectives of using derivative instruments, the method by which the derivative instruments and related hedged items are accounted for under SFAS No. 133, “Accounting for Derivative Instrument and Hedging Activities,” and its related interpretations, and the effect of derivative instruments and related hedged items on financial position, financial performance, and cash flows. SFAS No. 161 also requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. SFAS No. 161 will be effective for us in fiscal year 2010. We are currently assessing the impact that the adoption of SFAS No. 161 will have on our financial statement disclosures.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,” or SFAS No. 141(R). SFAS No. 141(R) will significantly change current practices regarding business combinations. Among the more significant changes, SFAS No. 141(R) expands the definition of a business and a business combination; requires the acquirer to recognize the assets acquired, liabilities assumed and noncontrolling interests (including goodwill), measured at fair value at the acquisition date; requires acquisition-related expenses and restructuring costs to be recognized separately from the business combination; requires assets acquired and liabilities assumed to be recognized at their acquisition-date fair values with subsequent changes recognized in earnings; and requires in-process research and development to be capitalized at fair value as an indefinite-lived intangible asset. In April 2009, the FASB issued FSP No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies,” or FSP No. FAS 141(R)-1. FSP No. FAS 141(R)-1 amends and clarifies SFAS 141(R) to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. SFAS No. 141(R) and FSP No. FAS 141(R)-1 are effective for us beginning in fiscal year 2010. We are currently assessing the impact that SFAS No. 141(R) and FSP No. FAS 141(R)-1 will have on our results of operations and financial position. The adoption of SFAS 141(R) and FSP No. FAS 141(R)-1 will change our accounting treatment for business combinations on a prospective basis beginning in the first quarter of fiscal year 2010.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51,” or SFAS No. 160. SFAS No. 160 will change the accounting and reporting for minority interests, reporting them as equity separate from the parent entity’s equity, as well as requiring expanded disclosures. SFAS No. 160 is effective for us for fiscal year 2010. We are currently assessing the impact that SFAS No. 160 will have on our results of operations and financial position.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R),” or SFAS No. 158. SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. We have adopted this provision of SFAS No. 158, along with disclosure requirements, at the end of fiscal year 2007, and the effects are reflected in the consolidated financial statements as of October 31, 2007. SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. This additional provision is effective for us in fiscal year 2009. We do not expect the change in measurement date to have a material impact on our financial statements.

2.	Inventory

Inventory consists of the following (in millions):

	May 3, 2009	November 2, 2008
Finished goods	$52	$80
Work-in-process	70	87
Raw materials	29	21

Total inventory	$151	$188

During the quarter and six months ended May 3, 2009 we recorded write-downs to inventories of $16 million and $19 million, respectively, associated with reduced demand assumptions. During the quarter and six months ended May 4, 2008 we recorded write-downs to inventories of $3 million and $6 million, respectively.

3.	Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” or SFAS No. 157. SFAS No. 157 provides enhanced guidance for using fair value to measure assets and liabilities. The standard also provides for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require or permit assets or liabilities to be measured at fair value. This standard does not expand the use of fair value in any new circumstances. In February 2008, the FASB issued FSP No. FAS 157-1 and FSP No. FAS 157-2. FSP No. FAS 157-1 amends SFAS No. 157 to exclude SFAS No. 13, “Accounting for Leases,” and its related interpretive accounting pronouncements that address leasing transactions. FSP No. FAS 157-2 delays the effective date of SFAS No. 157 by one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. For items covered by FSP No. FAS 157-2, SFAS No. 157 will not go into effect until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. In October 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When The Market for That Asset Is Not Active,” or FSP No. FAS 157-3, to clarify the application of the provisions of SFAS No. 157 in an inactive market and how an entity would determine fair value in an inactive market. FSP No. FAS 157-3 is effective immediately.

We adopted SFAS No. 157, at the beginning of fiscal year 2009. SFAS No. 157 is effective for nonfinancial assets and liabilities in financial statements issued for fiscal years beginning after November 15, 2008, which is our fiscal year 2010. The adoption of SFAS No. 157 did not impact our consolidated financial position or results of operations.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

SFAS No. 157 establishes a three level hierarchy to prioritize the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1 — Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. As of May 3, 2009, we held no Level 1 assets or liabilities.

Level 2 — Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Level 3 inputs are unobservable inputs for the asset or liability in which there is little, if any market activity for the asset or liability at the measurement date.

Assets Measured at Fair Value on a Recurring Basis

The table below sets forth by level our financial assets that were accounted for at fair value as of May 3, 2009. The table does not include cash on hand and also does not include assets that are measured at historical cost or any basis other than fair value (in millions).

	Portion of Carrying Value Measured at Fair Value as of May 3, 2009	Fair Value Measurement at Reporting Date using Significant Other Observable Inputs (Level 2)
Time deposits (1)	$225	$225

Total assets measured at fair value	$225	$225

(1):	Included in cash and cash equivalents in our unaudited condensed consolidated balance sheet

We measure time deposits at fair value quoted by the banks which do not materially differ from the carrying values of these instruments in the financial statements.

Assets Measured at Fair Value on a Nonrecurring Basis

The following table presents our assets that are measured at fair value on a nonrecurring basis at least annually or on a quarterly basis, if impairment is indicated (in millions):

	Fair Value as of May 3, 2009	Fair Value Measurement at Reporting Date using Significant Other Unobservable Inputs (Level 3)	Impairment Charges for the quarter ended May 3, 2009	Impairment Charges for the six months ended May 3, 2009
Investment in a Privately-Held Company	$—	$—	$(2)	$(2)

The following table presents our Level 3 asset activities during the quarter and six months ended May 3, 2009, (in millions):

	Beginning Balance	Transfer Into Level 3	Loss Recognized in Statements of Operations	Ending Balance
Investment in a Privately-Held Company	$—	$2	$(2)	$—

Our investments in privately-held companies are accounted for using the cost method as we have no significant influence over the investee. The investments are recorded in other long-term assets. The investments are subject to periodic impairment review, which requires significant judgment to identify events or circumstances that would likely have a significant adverse effect on the future value of the investment. One of our investments was measured at fair value during the first six months of fiscal year 2009 due to events or circumstances identified that significantly impacted the fair value of this investment. We measured fair value using analysis of the financial condition and near-term prospect of the investee, including recent liquidity issues as well as other economic variables. As a result, for the quarter and six months ended May 3, 2009, we recorded a $2 million other-than-temporary impairment charge related to this investment. The impairment charge was included in other income (expense), net in the unaudited condensed consolidated statements of operations. No impairment charges were recorded during the quarter and six months ended May 4, 2008. The investment was classified as a Level 3 asset because we used unobservable inputs to value it, reflecting our assumptions about the assumptions market participants would use in pricing this investment due to the absence of quoted market prices and inherent lack of liquidity.

4.	Acquisition

During the second quarter of fiscal year 2009, we completed the acquisition of a manufacturer of motion control encoders from a Japan-based company for $7 million in cash, net of cash acquired, plus $3 million payable by us upon the collection of a specific trade receivable within six months of the close. The preliminary purchase price was allocated to the acquired net assets based on preliminary estimates of fair values as follows: total assets of $11 million, including intangible assets of $4 million, goodwill of $1 million, and total liabilities of $4 million. The unaudited condensed consolidated financial statements include the results of operations commencing as of the acquisition date. Pro forma results of operations for the acquisition have not been presented because the effects of the acquisition were not material to our financial results.

5.	Goodwill

The following table summarizes the changes in goodwill (in millions):

Balance as of November 2, 2008	$169
Additions	2

Balance as of May 3, 2009	$171

In connection with an acquisition completed during the second quarter of fiscal year 2009, we recorded $1 million to goodwill as purchase consideration. See Note 4. “Acquisition.”

During the six months ended May 3, 2009, we paid less than $1 million in cash to shareholders of one of the unrelated private companies acquired by us in fiscal year 2008, based on the achievement of certain defined milestones, which was recorded to goodwill as additional purchase consideration. We may also be required to recognize and pay $1 million in future compensation expense related to the continued employment of certain employees. For the quarter and six months ended May 3, 2009, we recorded and paid less than $1 million and $1 million in compensation expense related to the continued employment of certain employees, respectively. In addition, during the six months ended May 3, 2009, we recorded less than $1 million of additional transaction costs to goodwill related to the Bulk Acoustic Wave Filter acquisition, consummated in the fourth quarter of fiscal year 2008.

6.	Intangible Assets

The components of amortizable purchased intangibles as of May 3, 2009 and November 2, 2008 are shown in the table below (in millions):

	Gross Carrying Amount	Accumulated Amortization	Net Book Value
As of May 3, 2009
Purchased technology	$726	($203)	$523
Customer and distributor relationships	249	(88)	161
Other	3	(2)	1

Total	$978	($293)	$685

As of November 2, 2008
Purchased technology	$726	($174)	$552
Customer and distributor relationships	246	(77)	169
Other	2	(2)	—

Total	$974	($253)	$721

Amortization of intangible assets included in continuing operations was $19 million and $21 million for the quarters ended May 3, 2009 and May 4, 2008, respectively, and $40 million and $42 million for the six months ended May 3, 2009 and May 4, 2008, respectively.

During the quarter ended May 3, 2009, we recorded $4 million in intangible assets in conjunction with an acquisition based on a preliminary valuation. See Note 4. “Acquisition.”

Based on the amount of intangible assets subject to amortization at May 3, 2009, the expected amortization expense for each of the next five fiscal years and thereafter is as follows (in millions):

Fiscal Year	Amount
2009 (remaining)	$39
2010	79
2011	77
2012	76
2013	76
2014	76
Thereafter	262

$685

The weighted average amortization periods remaining by intangible asset category at May 3, 2009 were as follows:

Years
Amortizable intangible assets:
Purchased technology	10.1
Customer and distributor relationships	8.8
Other	25.0

7.	Senior Credit Facilities and Borrowings

Senior Credit Facilities

We have a revolving senior secured credit facility in the amount of $315 million which includes borrowing capacity available for letters of credit and for borrowings and is available to us and certain of our subsidiaries in U.S. dollars and other currencies. As of May 3, 2009, we had no borrowing amounts outstanding under the revolving credit facility, although we had $17 million of letters of credit outstanding under the facility, which reduces the amount available under the revolving credit facility on a dollar-for-dollar basis.

Senior Notes and Senior Subordinated Notes

In connection with the acquisition of the Semiconductor Products Group of Agilent Technologies, Inc., or the SPG Acquisition, in fiscal year 2005, we completed a private placement of $1,000 million principal amount of unsecured debt consisting of (i) $500 million principal amount of 10 1/8 % senior notes due December 1, 2013, or the senior fixed rate notes, (ii) $250 million principal amount of senior floating rate notes due June 1, 2013, or the senior floating rate notes and, together with the senior fixed rate notes, the senior notes, and (iii) $250 million principal amount of 11 7/8 % senior subordinated notes due December 1, 2015, or the senior subordinated notes. The senior notes and the senior subordinated notes are collectively referred to as the notes. We received proceeds of $966 million, net of $34 million of related transaction expenses in the year ended October 31, 2006. Such transaction expenses are deferred as debt issuance costs and are being amortized over the life of the loans as incremental interest expense. The rate for the senior floating rate notes was 6.8% at May 3, 2009.

During the six months ended May 4, 2008, we redeemed $200 million in principal amount of the senior floating rate notes. We redeemed the senior floating rate notes at 2% premium of the principal amount, plus accrued interest, resulting in a loss on extinguishment of debt of $10 million, which consisted of the $4 million premium and a $6 million write-off of debt issuance costs and other related expenses.

During the six months ended May 3, 2009, we repurchased $3 million in principal amount of senior subordinated notes from the open market, resulting in a gain on extinguishment of debt of $1 million.

Other Borrowing

In connection with an acquisition in the first quarter of fiscal year 2008, we assumed a $2 million loan secured by land and building which was repaid during the quarter ended August 3, 2008.

8.	Restructuring Charges

In January 2009, we committed to a restructuring plan intended to realign our cost structure with the current macroeconomic business conditions. The plan eliminates approximately 230 positions or 6% of our global workforce and was substantially completed in the second quarter of fiscal year 2009. These employment terminations occurred in various geographies and functions worldwide. In connection with this plan, we recorded $10 million in one-time employee termination costs during the six months ended May 3, 2009. As of May 3, 2009, $9 million of this charge has been paid and the remaining balance will be paid in the third quarter of fiscal year 2009.

In January 2009, we committed to a plan to outsource certain manufacturing facilities in Germany relating to an acquisition completed in fiscal year 2007. This outsourcing is expected to be completed by the third quarter of fiscal year 2009. During the six months ended May 3, 2009, we recorded $5 million of one-time employee termination costs and $1 million related to asset abandonment and other exit costs in connection with this plan. We expect to incur approximately $1 million related to excess lease costs through the third quarter of fiscal year 2009 related to this plan. As of May 3, 2009, $1 million of this charge has been paid and the remaining balance will be paid in the third quarter of fiscal year 2009.

During the quarter ended February 1, 2009, we recorded $1 million of estimated one-time employee termination costs in connection with the departure of our Chief Operating Officer in January 2009. Subsequent to the quarter ended May 3, 2009, this amount has been paid in full. In addition, we recognized $2 million as share-based compensation expense in connection with the employee separation agreement with our former Chief Operating Officer.

In the quarter ended February 3, 2008, we initiated restructuring plans in connection with product line rationalizations. We incurred $5 million of restructuring expense predominantly representing associated one-time employee termination costs in connection with these plans during the six months ended May 4, 2008.

The following table summarizes significant activity within and components of the restructuring charges during the six months ended May 3, 2009 (in millions):

	Employee Termination Costs	Asset Abandonment Costs	Total
Balance as of November 2, 2008	$1	$—	$1
Cost of products sold	8	1	9
Operating expenses	8	—	8
Non-cash portion	—	(1)	(1)
Cash payments	(11)	—	(11)

Accrued restructuring as of May 3, 2009 - included in other current liabilities	$6	$—	$6

9.	Share-Based Compensation

We follow the accounting provisions of the SFAS No. 123R, “Share-Based Payment,” or SFAS No. 123R, for share-based awards granted to employees, directors, and non-employees.

The following table summarizes share-based compensation expense for the quarters and six months ended May 3, 2009 and May 4, 2008 (in millions):

	Quarter Ended		Six Months Ended
	May 3, 2009	May 4, 2008	May 3, 2009	May 4, 2008
Research and development	$1	$—	$2	$1
Selling, general and administrative	3	2	2	8

Total share-based compensation expense	$4	$2	$4	$9

Grant-Date Fair Value —We use the Black-Scholes option pricing model to calculate the grant-date fair value of an award.

The weighted-average assumptions utilized for our Black-Scholes valuation model were as follows:

	Quarter Ended		Six Months Ended
	May 3, 2009	May 4, 2008	May 3, 2009	May 4, 2008
Risk-free interest rate	2.4%	2.9%	2.2%	3.2%
Dividend yield	0.0%	0.0%	0.0%	0.0%
Volatility	57.0%	44.0%	57.0%	44.0%
Expected term (in years)	6.5	6.5	6.5	6.5

The dividend yield of zero is based on the fact that we have no present intention to pay cash dividends. Expected volatility is based on the combination of historical volatility of guideline publicly traded companies over the period commensurate with the expected life of the options and the implied volatility of guideline publicly traded companies from traded options with a term of 180 days or greater measured over the last three months. The risk-free interest rate is derived from the average U.S. Treasury Strips rate during the period, which approximates the rate in effect at the time of grant. The expected life calculation is based on the simplified method of estimating expected life outlined by the SEC in the Staff Accounting Bulletin No. 107. This method was allowed until December 31, 2007. However, on December 21, 2007, the SEC issued Staff Accounting Bulletin No. 110, “Year-End Help For Expensing Employee Stock Options,” or SAB No. 110, which will allow continued use of the simplified method under certain circumstances. As a result, we will continue to use the simplified method until we have sufficient historical data to provide a reasonable basis to estimate the expected term. For a portion of the option grants issued during the quarter ended May 3, 2009 which did not meet the criteria of “plain vanilla” options under SAB No. 110, our computation of expected life was based on other data, such as the data of peer companies and company-specific attributes which management believed could affect employees’ exercise behavior.

Based on the above assumptions, the weighted-average fair values of the options granted under the share option plans for the quarters ended May 3, 2009 and May 4, 2008 were $3.29 and $4.88, respectively, and $3.60 and $4.91 for the six months ended May 3, 2009 and May 4, 2008, respectively.

Based on our historical experience of pre-vesting option cancellations, we have assumed an annualized forfeiture rate of 15% for our options. Under the true-up provisions of SFAS No. 123R, we will record additional expense if actual forfeitures are lower than we estimated, and will record a recovery of prior expense if actual forfeitures are higher than we estimated.

Total compensation cost of options granted but not yet vested, as of May 3, 2009, was $22 million, which is expected to be recognized over the weighted average period of 3 years.

During the second quarter of fiscal year 2009, we recorded $2 million as share-based compensation expense in connection with the employee separation agreement entered into with our former Chief Operating Officer. See Note 8. “Restructuring Charges.”

A summary of award activity is described as follows (in millions, except per share amounts and years):

	Awards Outstanding
	Awards Available for Grant	Number Outstanding	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding as of November 2, 2008	5	21	$7.03
Granted	(3)	3	9.33
Exercised	1	(1)	5.00
Cancelled	1	(1)	6.24

Outstanding as of May 3, 2009	4	22	7.49	7.43	$20

Vested as of May 3, 2009		8	5.88	6.36	13
Vested and expected to vest as of May 3, 2009		18	$7.21	7.24	$19

The following table summarizes significant ranges of outstanding and exercisable awards as of May 3, 2009 (in millions, except per share amounts and years):

	Awards Outstanding			Awards Exercisable
Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price Per Share	Number Exercisable	Weighted- Average Exercise Price Per Share
$0.00-4.00	1	3.57	$1.25	1	$1.25
4.01-8.00	10	6.34	5.17	6	5.09
8.01-12.00	11	8.72	10.14	1	10.22

Total	22	7.43	$7.49	8	$5.88

10.	Income Taxes

We adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” or FIN No. 48, on November 1, 2007. As a result of the implementation of FIN No. 48, our total unrecognized tax benefit was approximately $20 million at the date of adoption, for which we recognized approximately a $10 million increase in the liability for unrecognized tax benefits. At the adoption, our balance sheet also reflected an increase in other long-term liabilities, accumulated deficit, and deferred tax assets of approximately $10 million, $9 million, and $1 million, respectively.

We recognize interest and penalties related to unrecognized tax benefits within the provision for income taxes line in the accompanying unaudited condensed consolidated statement of operations. Accrued interest and penalties are included within the other long-term liabilities line in the unaudited condensed consolidated balance sheet.

Prior to the adoption of FIN No. 48, we did not recognize an accrual for penalties and interest. Upon adoption of FIN No. 48 on November 1, 2007, we increased our accrual for interest and penalties to approximately $1 million, which was also accounted for as an increase to the November 1, 2007 balance of accumulated deficit. During the year ended November 2, 2008, we provided for additional interest that increased our accrual of interest and penalties to approximately $3 million, which is included in the consolidated balance sheet at November 2, 2008. The accrual for interest and penalties did not materially change during the quarter and six months ended May 3, 2009.

The total liability for gross unrecognized tax benefits was $18 million on November 2, 2008, of which $16 million would affect our effective tax rate if recognized upon resolution of the related uncertain tax position. During the quarter and six months ended May 3, 2009, the unrecognized tax benefits did not change materially.

Although the timing of the resolution and/or closure on audits is highly uncertain, it is reasonably possible that the balance of gross unrecognized tax benefits could significantly change in the next 12 months. However, given the number of years remaining subject to examination, we are unable to estimate the range of possible adjustments to the balance of gross unrecognized tax benefits.

We are subject to examination by the tax authorities with respect to the periods subsequent to the SPG Acquisition. We are not under Singapore income tax examination at this time. We are subject to Singapore income tax examinations for all years from the year ended October 31, 2006. We are also subject to examinations in major foreign jurisdictions, including the United States, for all years from the year ended October 31, 2006.

For the quarter ended May 3, 2009, we recorded an estimated income tax benefit of $2 million in continuing operations compared to a $4 million income tax provision for the quarter ended May 4, 2008. For the six months ended May 3, 2009, we recorded an estimated income tax provision of $3 million in continuing operations compared to $7 million for the six months ended May 4, 2008.

11.	Discontinued Operations

Infra-red Operation

In January 2008, we completed the sale of our infra-red operations to Lite-On Technology Corporation, or Lite-On, for $19 million in cash, an additional $2 million payable upon receipt of local regulatory approvals (such approvals were received on February 19, 2008), and the right to receive guaranteed cost reductions or rebates of $10 million based on our future purchases of non infra-red products from Lite-On (which we recorded as an asset based on the estimated fair values of the future cost reductions or rebates). During the quarter ended February 1, 2009, we entered into a settlement agreement with Lite-On regarding the remaining sale price receivable and the cost reductions resulting in an overall loss from disposal on infra-red operation of $5 million. During the quarter ended May 3, 2009, we received the remaining $2 million receivable from Lite-On in accordance with the settlement agreements.

The following table represents the significant assets of the infra-red operation that were sold as of the closing date of the transaction (in millions):

Assets:
Inventory	$4
Property, plant and equipment, net	1
Intangible assets, net	21

Total assets of discontinued operation	$26

The following table summarizes the results of operations of the infra-red operation, included in discontinued operations in our unaudited condensed consolidated statements of operations for the quarters and six months ended May 3, 2009 and May 4, 2008 (in millions):

	Quarter Ended		Six Months Ended
	May 3, 2009	May 4, 2008	May 3, 2009	May 4, 2008
Net revenue	$—	$—	$—	$4
Costs, expenses and other income, net	—	(1)	—	(5)
Gain on sale of operation	—	—	—	3

Income from and gain (loss) on discontinued operations, net of taxes	$—	$(1)	$—	$2

During the six months ended May 4, 2008, we also recorded a $6 million gain on discontinued operations, net of taxes, relating to an earn-out payment received relating to our image sensor operation that was sold during the quarter ended January 31, 2007.

12.	Related-Party Transactions

We recorded $1 million of expenses for each of the quarters ended May 3, 2009 and May 4, 2008, and $3 million of expenses for each of the six months ended May 3, 2009 and May 4, 2008, for ongoing consulting and management advisory services provided by Kohlberg Kravis Roberts & Co., or KKR, and Silver Lake Partners, or Silver Lake. Pursuant to the advisory agreement, we also recorded less than $1 million of advisory fees payable to KKR and Silver Lake during each of the six months ended May 3, 2009 and May 4, 2008 in connection with qualifying acquisitions.

We recorded a credit to the unaudited condensed consolidated statements of operations of less than $1 million and recorded less than $1 million of charges for the quarters ended May 3, 2009 and May 4, 2008, and $1 million of credit and $1 million of charges for the six months ended May 3, 2009 and May 4, 2008, respectively, in connection with variable accounting related to the option to purchase 800,000 ordinary shares granted to Capstone Consulting, a company affiliated with KKR.

Funds affiliated with Silver Lake are investors in Flextronics International Ltd., and Mr. James A. Davidson, a director, also serves as a director of Flextronics. In the ordinary course of business, we continue to sell products to Flextronics, which during the quarters ended May 3, 2009 and May 4, 2008 accounted for $23 million and $37 million of net revenue from continuing operations, respectively, and accounted for $47 million and $80 million of net revenue from continuing operations for the six months ended May 3, 2009 and May 4, 2008, respectively. Trade accounts receivable due from Flextronics as of May 3, 2009 and November 2, 2008 were $15 million and $17 million, respectively.

Mr. John R. Joyce, a director, also serves as a director of Hewlett-Packard Company. In the ordinary course of business, we continue to sell to Hewlett-Packard Company, which in the quarters ended May 3, 2009 and May 4, 2008 accounted for $10 million and $9 million of net revenue from continuing operations, respectively, and accounted for $21 million and $14 million of net revenue from continuing operations for the six months ended May 3, 2009 and May 4, 2008, respectively. Trade accounts receivable due from Hewlett-Packard Company as of May 3, 2009 and November 2, 2008 were $8 million and $7 million, respectively. We also use Hewlett-Packard Company as a service provider for information technology services. For the quarters ended May 3, 2009 and May 4, 2008, operating expenses included $5 million and $8 million, respectively, for services provided by Hewlett-Packard Company. For the six months ended May 3, 2009 and May 4, 2008, operating expenses included $14 million and $17 million, respectively, for services provided by Hewlett-Packard Company.

Mr. James Diller, a director, also serves on the board of directors of PMC Sierra Inc., or PMC Sierra, as vice-chairman. In the ordinary course of business, we continue to sell to PMC Sierra, which in the quarters ended May 3, 2009 and May 4, 2008 accounted for zero and $1 million of net revenue from continuing operations, respectively, and accounted for $1 million of net revenue from continuing operations for each of the six months ended May 3, 2009 and May 4, 2008. There were no trade accounts receivable and less than $1 million due from PMC Sierra as of May 3, 2009 and November 2, 2008, respectively.

13.	Segment Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” or SFAS No.131, establishes standards for the way public business enterprises report information about operating segments in annual consolidated financial statements and requires that those enterprises report selected information about operating segments in interim consolidated financial reports. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. We have concluded that we have one reportable segment based on the following factors: sales of semiconductors represents our only material source of revenue; substantially all products offered incorporate analog functionality and are manufactured under similar manufacturing processes; we use an integrated approach in developing our products in that discrete technologies developed are frequently integrated across many of our products; we use a common order fulfillment process and similar distribution approach for our products; and broad distributor networks are typically utilized while large accounts are serviced by a direct sales force. Our Chief Executive Officer has been identified as the Chief Operating Decision Maker as defined by SFAS No. 131.

The following table presents net revenue information based on the shipment destination and on geographic region (in millions):

	Malaysia and Singapore	United States	China	Germany	Rest of the World	Total
Net revenue:
Quarter ended May 3, 2009	$57	$56	$86	$27	$99	$325
Quarter ended May 4, 2008	85	96	85	46	99	411
Six months ended May 3, 2009	132	125	171	62	203	693
Six months ended May 4, 2008	163	171	173	100	206	813

14.	Commitments and Contingencies

Commitments

Purchase Commitments. At May 3, 2009, we had unconditional purchase obligations of $28 million for fiscal year 2009 and none thereafter. These unconditional purchase obligations include agreements to purchase inventories that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty.

Long-Term Debt. At May 3, 2009, we had debt obligations of $700 million. Estimated future interest expense payments related to debt obligations at May 3, 2009 were $38 million for the remainder of fiscal year 2009, $75 million each for fiscal years 2010 to 2011, $74 million for fiscal year 2012, $72 million for fiscal year 2013, $33 million for fiscal year 2014 and $31 million thereafter. Estimated future interest expense payments include interest payments on our outstanding notes, assuming the same rate on the senior floating rates notes was in effect on May 3, 2009, commitment fees and letter of credit fees.

There were no other substantial changes to our contractual commitments during the first half of fiscal year 2009.

Warranty

Commencing in the second quarter of fiscal year 2008, we notified certain customers of a product quality issue and began taking additional steps to correct the quality issue and work with affected customers to determine potential costs covered by our warranty obligations. We maintain insurance coverage for product liability and have been working with our insurance carrier to determine the extent of covered losses in this situation. All our settlements to date have been covered by our insurance carriers. We presently believe that amounts we have reserved in our financial statements along with expected insurance coverage proceeds will be adequate to resolve these claims, although this assessment is subject to change based on the ultimate resolution of this matter with customers and the insurance carrier. In addition, if the timing of settlement of claims with customers and the timing of determination of insurance recoveries do not occur in the same reporting periods, there could be material increases in income statement charges in a future period and decreases in a subsequent period once insurance recoveries are deemed probable of realization.

Other Indemnifications

As is customary in our industry and as provided for in local law in the United States and other jurisdictions, many of our standard contracts provide remedies to our customers and others with whom we enter into contracts, such as defense, settlement, or payment of judgment for intellectual property claims related to the use of our products. From time to time, we indemnify customers, as well as our suppliers, contractors, lessors, lessees, companies that purchase our businesses or assets and others with whom we enter into contracts, against combinations of loss, expense or liability arising from various triggering events related to the sale and the use of our products, the use of their goods and services, the use of facilities and the state of our owned facilities, the state of the assets and businesses that we sell and other matters covered by such contracts, usually up to a specified maximum amount. We also from time to time provide protection to these parties against claims related to undiscovered liabilities, additional product liability or environmental obligations. In addition, we also enter into customary indemnification arrangements with buyers in connection with business dispositions. In our experience, claims made under such indemnifications are rare and the associated estimated fair value of the liability is not material.

15.	Subsequent Event

On May 14, 2009, we announced a plan to further reduce our worldwide workforce by up to 200 employees and expect to record charges of $8 million to $10 million over the next two fiscal quarters in connection with this plan.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis supplement the management’s discussion and analysis with respect to the fiscal year ended November 2, 2008 and the related audited financial statements included in our 2008 Form 20-F.

Forward-Looking Statements

The following discussion and analysis include historical and certain forward-looking information that should be read in conjunction with the accompanying unaudited condensed consolidated financial statements and the footnotes thereto. This discussion and analysis may contain predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed under “Risk Factors” in our 2008 Form 20-F, our Form 6-K for the fiscal quarter ended February 1, 2009 and in other documents we file from time to time with the SEC. These forward looking statements address our expected future business and financial performance, and are based on current expectations, estimates, forecasts and projections of future Company or industry performance based on management’s judgment, beliefs, current trends and market conditions and involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. Accordingly, we caution you not to place undue reliance on these statements. These statements include those related to our products, product sales, expenses, liquidity, cash flow, growth rates and restructuring efforts. For example, there can be no assurance that our product sales efforts, revenues or expenses will meet any expectations or follow any trend(s), or that our ability to compete effectively will be successful or yield preferred results. Important factors that could cause actual results to differ materially from our expectations are disclosed under “Risk Factors” in our 2008 Form 20-F, our Form 6-K for the fiscal quarter ended February 1, 2009 and in other documents we file from time to time with the SEC. We undertake no intent or obligation to publicly update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise. This caution is made under the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Overview

We are a leading designer, developer and global supplier of a broad range of analog semiconductor devices with a focus on III-V based products. III-V semiconductor materials have higher electrical conductivity and thus tend to have better performance characteristics in radio frequency, or RF, and optoelectronic applications than silicon. We differentiate ourselves through our high performance design and integration capabilities. Our product portfolio is extensive and includes approximately 6,000 products in four primary target markets: industrial and automotive electronics, wired infrastructure, wireless communications, and consumer and computing peripherals. Applications for our products in these target markets include cellular phones, consumer appliances, data networking and telecommunications equipment, enterprise storage and servers, factory automation, displays, optical mice and printers.

We have a 40-year history of innovation dating back to our origins within Hewlett-Packard Company. Over the years, we have assembled a team of approximately 1,000 analog design engineers, and we maintain highly collaborative design and product development engineering resources around the world. Our locations include two design centers in the United States, four in Asia and three in Europe. We have developed an extensive portfolio of intellectual property that currently includes more than 5,000 U.S. and foreign patents and patent applications.

We have a diversified and well-established customer base of approximately 40,000 end customers which we serve through our multi-channel sales and fulfillment system. We distribute most of our products through our broad distribution network, and we are a significant supplier to two of the largest global electronic components distributors, Avnet, Inc. and Arrow Electronics, Inc. We also have a direct sales force focused on supporting large original equipment manufacturers, or OEMs, such as Cisco Systems, Inc., Hewlett-Packard Company, International Business Machines Corp., LG Electronics Inc., Logitech International S.A., Motorola, Inc., Samsung Electronics Co., Ltd., and Sony Ericsson Mobile Communications AB.

We operate a primarily outsourced manufacturing business model that principally utilizes third-party foundry and assembly and test capabilities. We maintain our internal fabrication facilities for products utilizing our innovative materials and processes to protect our intellectual property and to develop the technology for manufacturing, and we outsource standard complementary metal-oxide semiconductor, or CMOS, processes and most of our assembly and test operations. We differentiate our business through effective supply chain management, strong distribution channels and a highly variable, low-cost operating model. We have over 35 years of operating history in Asia, where approximately 58% of our employees are located and where we produce a significant portion of our products. Our presence in Asia places us in close proximity to many of our customers and at the center of worldwide electronics manufacturing.

Our business is impacted by general conditions of the semiconductor industry and seasonal demand patterns in our target markets. We believe that our focus on multiple target markets and geographies helps mitigate our exposure to volatility in any single target market.

Sales to distributors accounted for 35% and 38% of our net revenue from continuing operations in the six months ended May 3, 2009 and May 4, 2008, respectively. During the six months ended May 3, 2009, the semiconductor industry experienced a significant decline in demand. Consequently, our distributors experienced declines in their resales of our products and were carrying a higher level of inventories of our products than historical levels at the end of the first fiscal quarter. During the second fiscal quarter, we reduced our own inventory by $27 million or 15%, and at the same time worked with distributors to reduce channel inventory by $30 million.

Erosion of average selling prices of established products is typical of the semiconductor industry. Consistent with trends in the industry, we anticipate that average selling prices will continue to decline in the future. However, as part of our normal course of business, we plan to offset declining average selling prices with efforts to reduce manufacturing costs of existing products and the introduction of new and higher value-added products.

Historically, a relatively small number of customers have accounted for a significant portion of our net revenue. In the six months ended May 3, 2009, our top 10 customers collectively accounted for 58% of our net revenue from continuing operations. We expect to continue to experience significant customer concentration in future periods.

The demand for our products has been affected in the past, and is likely to continue to be affected in the future, by various factors, including the following:

•	general economic and market conditions in the semiconductor industry and in our target markets;

•	our ability to specify, develop or acquire, complete, introduce and market new products and technologies in a cost-effective and timely manner;

•	the timing, rescheduling or cancellation of expected customer orders and our ability to manage inventory particularly at our distributors;

•	the rate at which our present and future customers and end-users adopt our products and technologies in our target markets; and

•	the qualification, availability and pricing of competing products and technologies and the resulting effects on sales and pricing of our products.

Net Revenue

Substantially all of our net revenue is derived from sales of semiconductor devices which our customers incorporate into electronic products. We serve four primary target markets: industrial and automotive electronics, wired infrastructure, wireless communications and consumer and computing peripherals. We sell our products primarily through our direct sales force. We also use distributors for a portion of our business and recognize revenue upon delivery of product to the distributors. Such revenue is reduced for estimated returns and distributor allowances.

Costs and Expenses

Total cost of products sold. Cost of products sold consists primarily of the cost of semiconductor wafers and other materials, and the cost of assembly and test. Cost of products sold also includes personnel costs and overhead related to our manufacturing operations, including share-based compensation, and related occupancy, computer services and equipment costs, manufacturing quality, order fulfillment, warranty and inventory adjustments, including write-downs for inventory obsolescence, energy costs and other manufacturing expenses. Total cost of products sold also includes amortization of intangible assets and restructuring charges.

Research and development. Research and development expense consists primarily of personnel costs for our engineers engaged in the design and development of our products and technologies, including share-based compensation. These expenses also include project material costs, third-party fees paid to consultants, prototype development expenses, allocated facilities costs and other corporate expenses and computer services costs related to supporting computer tools used in the engineering and design process.

Selling, general and administrative. Selling expense consists primarily of compensation and associated costs for sales and marketing personnel, including share-based compensation, sales commissions paid to our independent sales representatives, costs of advertising, trade shows, corporate marketing, promotion, travel related to our sales and marketing operations, related occupancy and equipment costs and other marketing costs. General and administrative expense consists primarily of compensation and associated costs for executive management, finance, human resources and other administrative personnel, outside professional fees, allocated facilities costs and other corporate expenses.

Amortization of intangible assets. In connection with the acquisition of the Semiconductor Products Group of Agilent Technologies, Inc., or the SPG Acquisition, we recorded intangible assets of $1,233 million, net of assets of the storage business held for sale. In connection with the acquisitions we completed in fiscal years 2007, 2008, and the first half of fiscal year 2009, we recorded intangible assets of $34 million, $29 million, and $4 million, respectively. These intangible assets are being amortized over their estimated useful lives of six months to 25 years. In connection with these acquisitions, we also recorded goodwill of $171 million which is not being amortized.

Interest expense. Interest expense is associated with our borrowings incurred in connection with the SPG Acquisition. Our debt has been substantially reduced over the past three fiscal years, principally through net proceeds derived from the divestiture of our storage and printer ASICs businesses as well as cash flows from operations.

Gain (loss) on extinguishment of debt. In connection with the repayment of our outstanding indebtedness, we incur a gain (loss) for the extinguishment of debt.

Other income (expense), net. Other income (expense), net includes interest income, currency gains (losses) on balance sheet remeasurement, investment impairment and other miscellaneous items.

Provision for income taxes. We have structured our operations to maximize the benefit from various tax incentives extended to us to encourage investment or employment, and to reduce our overall effective tax rate. We have obtained several tax incentives with the Singapore Economic Development Board, an agency of the Government of Singapore, which provide that certain classes of income we earn in Singapore are subject to tax holidays or reduced rates of Singapore income tax. Each tax incentive is separate and distinct from the others, and may be granted, withheld, extended, truncated, complied with or breached independently without any effect on the other incentives. In order to retain these tax benefits, we must meet certain operating conditions specific to each incentive relating to, among other things, maintenance of a treasury function, a corporate headquarters function, specified intellectual property activities and specified manufacturing activities in Singapore. Some of these operating conditions are subject to phase-in periods through 2010. The tax incentives are presently scheduled to expire at various dates generally between 2012 and 2015, subject in certain cases to potential extensions. Absent such tax incentives, the corporate income tax rate in Singapore is presently 17%. For the fiscal years ended November 2, 2008, October 31, 2007 and 2006, the effect of all of these tax incentives, in the aggregate, was to reduce the overall provision for income taxes from what it otherwise would have been in such year by approximately $25 million, $19 million and $19 million, respectively. If we cannot or elect not to comply with the operating conditions included in any particular tax incentive, we will lose the related tax benefits and could be required to refund material tax benefits previously realized by us with respect to that incentive and, depending on the incentive at issue, could likely be required to modify our operational structure and tax strategy. Any such modified structure may not be as beneficial to us from an income tax expense or operational perspective as the benefits provided under the present tax concession arrangements. As a result of the tax incentives, if we continue to comply with the operating conditions, we expect the income from our operations to be subject to relatively lower income taxes than would otherwise be the case under ordinary income tax rates.

Going forward, our effective tax rate will vary based on a variety of factors, including overall profitability, the geographical mix of income before taxes and the related tax rates in the jurisdictions where we operate, as well as discrete events, such as settlements of future audits. In particular, we may owe significant taxes in jurisdictions outside Singapore during periods when we are profitable in those jurisdictions even though we may be experiencing low operating profit or operating losses on a consolidated basis, potentially resulting in significant tax liabilities on a consolidated basis during those periods. Conversely, we expect to realize more favorable effective tax rates as our profitability increases. Our historical income tax provisions are not necessarily reflective of our future results of operations.

Acquisition

During the second quarter of fiscal year 2009, we completed the acquisition of a manufacturer of motion control encoders for $7 million in cash plus $3 million of contingent consideration.

Disposition

In January 2008, we completed the sale of our infra-red operations to Lite-On Technology Corporation, or Lite-On, for $19 million in cash, an additional $2 million payable upon receipt of local regulatory approvals (such approvals were received on February 19, 2008), and the right to receive guaranteed cost reductions or rebates of $10 million based on our future purchases of non infra-red products from Lite-On (which we recorded as an asset based on the estimated fair values of the future cost reductions or rebates). During the quarter ended February 1, 2009, we entered into a settlement agreement with Lite-On regarding the remaining sale price receivable and the cost reductions resulting in an overall loss from disposal on infra-red operation of $5 million.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We base our estimates and assumptions on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by us may differ materially and adversely from our estimates. Our critical accounting policies are those that affect our historical financial statements materially and involve difficult, subjective or complex judgments by management. Those policies include revenue recognition, valuation of long-lived assets, intangible assets and goodwill, inventory valuation and warranty reserves, and accounting for income taxes.

There have been no significant changes in our critical accounting policies during the six months ended May 3, 2009 compared to what was previously disclosed in “Critical Accounting Policies and Estimates” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our 2008 Form 20-F.

Share-based compensation. Given the absence of an active market for the ordinary shares of our indirect parent company, Avago Technologies Limited, or Parent, Parent’s board of directors estimated the fair value of the Parent’s ordinary shares for purposes of determining share-based compensation expense for the periods presented. Through March 3, 2009, the date of our last valuation, the board of directors determined the estimated fair value of Parent ordinary shares, based in part on an analysis of relevant metrics, including the following:

•	the level of operational risk and uncertainty surrounding the stand-alone cost structure;

•	the range of market multiples of comparable companies;

•	our financial position, historical operating results and expected growth in operations;

•	the fact that the option grants involve illiquid securities in a private company;

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our Parent given prevailing market conditions; and

•	the impact of current macroeconomic factors and our performance and expected performance relative to comparable companies.

We performed a contemporaneous valuation of Parent’s ordinary shares as of December 3, 2008 and March 3, 2009 to determine the fair value for option grants. This valuation was prepared using the market-comparable approach and income approach to estimate the aggregate enterprise value.

The market-comparable approach indicates the fair value of a business based on a comparison of the subject company to comparable firms in similar lines of business that are publicly traded or which are part of a public or private transaction, as well as prior subject company transactions. Each comparable company was selected based on various factors, including, but not limited to, industry similarity, financial risk, company size, geographic diversification, profitability, adequate financial data and an actively traded stock price. We also considered movements in the Philadelphia Semiconductor Sector Index (SOXX).

The income approach is a valuation technique that provides an estimation of the fair value of a business based on the cash flows that a business can be expected to generate over its remaining life. This approach begins with an estimation of the annual cash flows an investor would expect the subject business to generate over a discrete projection period. The estimated cash flows for each of the years in the discrete projection periods are then converted to their present value equivalent using a rate of return appropriate for the risk of achieving the business’ projected cash flows. The present value of the estimated cash flows are then added to the present value equivalent of the residual value of the business at the end of the discrete projection period to arrive at an estimate of the fair value of the business enterprise.

We prepared a financial forecast for each valuation to be used in the computation of the enterprise value for both the market-comparable approach and the income approach. The financial forecasts took into account past experience and future expectations. There is inherent uncertainty in these estimates.

We also considered the fact that Parent’s shareholders cannot presently sell their ordinary shares in the public markets or otherwise, except for highly limited transfers among family members. The estimated fair value of the ordinary shares as of March 3, 2009 reflected a non-marketability discount of 15.7% partially based on the anticipated likelihood and timing of a future liquidity event. In the determination of fair value of the ordinary shares, the non-marketability discount was 11.8% in December 2008, the previous valuation date.

The valuation as of December 3, 2008 and March 3, 2009 resulted in a value of Parent’s ordinary shares of $8.12 and $6.76 per share, respectively.

We believe that we have used reasonable methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” to determine the fair value of the ordinary shares. If we had made different assumptions and estimates than those described above, the amount of our recognized and to be recognized share-based compensation expense could have been materially different.

Results from Continuing Operations

Quarter and Six Months Ended May 3, 2009 Compared to Quarter and Six Months Ended May 4, 2008

The following tables set forth our results of operations for the quarters and six months ended May 3, 2009 and May 4, 2008.

	Quarter Ended		Quarter Ended
	May 3, 2009	May 4, 2008	May 3, 2009	May 4, 2008
	(In millions)		As a percentage of net revenue
Statement of Operations Data:
Net revenue	$325	$411	100%	100%
Costs and expenses:
Cost of products sold:
Cost of products sold	210	237	65	58
Amortization of intangible assets	14	14	4	3
Restructuring charges	3	1	1	0

Total cost of products sold	227	252	70	61
Research and development	59	62	18	15
Selling, general and administrative	42	48	13	12
Amortization of intangible assets	5	7	1	2
Restructuring charges	3	1	1	0

Total costs and expenses	336	370	103	90
Income (loss) from operations	(11)	41	(3)	10
Interest expense	(20)	(20)	(6)	(5)
Other income (expense), net	(2)	1	(1)	0

Income (loss) from continuing operations before taxes	(33)	22	(10)	5
Provision for (benefit from) income taxes	(2)	4	0	1

Income (loss) from continuing operations	(31)	18	(10)	4
Income (loss) from and gain (loss) on discontinued operations, net of income taxes	—	(1)	0	0

Net income (loss)	$(31)	$17	(10)%	4%

	Six Months Ended		Six Months Ended
	May 3, 2009	May 4, 2008	May 3, 2009	May 4, 2008
	(In millions)		As a percentage of net revenue
Statement of Operations Data:
Net revenue	$693	$813	100%	100%
Costs and expenses:
Cost of products sold:
Cost of products sold	414	467	60	58
Amortization of intangible assets	29	28	4	3
Restructuring charges	9	2	1	0

Total cost of products sold	452	497	65	61
Research and development	121	128	17	16
Selling, general and administrative	82	98	12	12
Amortization of intangible assets	11	14	2	2
Restructuring charges	8	3	1	0

Total costs and expenses	674	740	97	91
Income from operations	19	73	3	9
Interest expense	(38)	(45)	(5)	(6)
Gain (loss) on extinguishment of debt	1	(10)	0	(1)
Other income (expense), net	(4)	2	(1)	0

Income (loss) from continuing operations before taxes	(22)	20	(3)	2
Provision for income taxes	3	7	1	1

Income (loss) from continuing operations	(25)	13	(4)	1
Income from and gain on discontinued operations, net of income taxes	—	8	0	1

Net income (loss)	$(25)	$21	(4)%	2%

During the quarter ended May 3, 2009, we recorded an accrual of $4 million for indirect taxes on certain prior years’ purchases and sales transactions. This accrual increased cost of products sold and research and development expenses for the second quarter by $2 million each and increased net loss for the period by $4 million. We determined that the impact of the adjustment was not material to prior periods or to the expected results for the year ending November 1, 2009, and as such the adjustment was recorded in the second quarter of fiscal year 2009 under the provisions of Accounting Principles Board Opinion No. 28, “Interim Financial Reporting.”

Net revenue. Net revenue was $325 million for the quarter ended May 3, 2009, compared to $411 million for the quarter ended May 4, 2008, a decrease of $86 million or 21%. Net revenue was $693 million for the six months ended May 3, 2009, compared to $813 million for the six months ended May 4, 2008, a decrease of $120 million or 15%. The global recession, continuing financial and credit crisis and deteriorating economic conditions continue to result in more cautious customer spending and generally lower demand for our products. We cannot predict the severity, duration or precise impact of the economic downturn on our future financial results. Consequently, our reported results for the first six months of fiscal year 2009 may not be indicative of our future results.

Net revenue by target market data are derived from our understanding of our end customers’ primary markets and were as follows:

	Quarter Ended		Six Months Ended
% of net revenue from continuing operations	May 3, 2009	May 4, 2008	May 3, 2009	May 4, 2008
Wireless communications	43%	29%	38%	29%
Wired infrastructure	28	30	28	29
Industrial and automotive electronics	20	31	25	31
Consumer and computing peripherals	9	10	9	11

Total net revenue from continuing operations	100%	100%	100%	100%

	Quarter Ended			Six Months Ended
Net revenue from continuing operations ($ in millions)	May 3, 2009	May 4, 2008	% Change in Dollars	May 3, 2009	May 4, 2008	% Change in Dollars
Wireless communications	$141	$121	17%	$265	$234	13%
Wired infrastructure	90	123	(27)%	193	240	(20)%
Industrial and automotive electronics	66	127	(48)%	170	248	(31)%
Consumer and computing peripherals	28	40	(30)%	65	91	(29)%

Total net revenue from continuing operations	$325	$411	(21)%	$693	$813	(15)%

Net revenue from the wireless communications market increased in the second quarter of fiscal year 2009 and in the first six months of fiscal year 2009 compared with the corresponding prior year periods primarily due to market share gains driven by increasing demand for next-generation handsets.

Net revenue from the wired infrastructure market decreased in the second quarter of fiscal year 2009 and in the first six months of fiscal year 2009 compared with the corresponding prior year periods due to continued supply chain contraction.

Net revenue from the industrial and automotive electronics market decreased in the second quarter of fiscal year 2009 and in the first six months of fiscal year 2009 compared with the corresponding prior year periods mainly due to continued supply chain contraction.

Net revenue from the consumer and computing peripherals market decreased in the second quarter of fiscal year 2009 and in the first six months of fiscal year 2009 compared with the corresponding prior year periods reflecting lower consumer spending and some market share erosion in printer encoders.

Cost of products sold. Total cost of products sold (which includes amortization of manufacturing-related intangible assets and restructuring charges) was $227 million for the quarter ended May 3, 2009, compared to $252 million for the quarter ended May 4, 2008, a decrease of $25 million or 10%. As a percentage of net revenue, total cost of products sold increased to 70% for the quarter ended May 3, 2009 from 61% for the quarter ended May 4, 2008. During the quarter and six months ended May 3, 2009 we recorded write-downs to inventories of $16 million and $19 million, respectively, associated with reduced demand assumptions. During the quarter and six months ended May 4, 2008, we recorded write-downs to inventories of $3 million and $6 million, respectively. In addition, the second quarter was adversely impacted by $2 million of indirect taxes relating to prior periods and payments to suppliers of $3 million in connection with manufacturing transitions.

Cost of products sold (which excludes amortization of manufacturing-related intangible assets and restructuring charges) was $210 million for the quarter ended May 3, 2009, compared to $237 million for the quarter ended May 4, 2008, a decrease of $27 million or 11%. As a percentage of net revenue, cost of products sold, calculated on this basis, increased to 65% for the quarter ended May 3, 2009 from 58% for the quarter ended May 4, 2008. The decrease in absolute dollars was primarily attributable to decrease in revenue of 21% from the quarter ended May 3, 2008. During the quarter ended May 3, 2009 we recorded write-downs to inventories of $16 million associated with reduced demand assumptions compared to $3 million during the corresponding prior year period. In addition, the second quarter was adversely impacted by $2 million of indirect taxes relating to prior periods and payments to suppliers of $3 million in connection with manufacturing transitions.

Total cost of products sold (which includes amortization of manufacturing-related intangible assets and restructuring charges) was $452 million for the six months ended May 3, 2009, compared to $497 million for the six months ended May 4, 2008, a decrease of $45 million or 9%. As a percentage of net revenue, total cost of products increased to 65% for the six months ended May 3, 2009 from 61% for the six months ended May 4, 2008.

Cost of products sold (which excludes amortization of manufacturing-related intangible assets and restructuring charges) was $414 million for the six months ended May 3, 2009, compared to $467 million for the six months ended May 4, 2008, a decrease of $53 million or 11%. As a percentage of net revenue, cost of products sold, calculated on this basis, increased to 60% for the six months ended May 3, 2009 from 58% for the six months ended May 4, 2008. The decrease in absolute dollars was primarily attributable to decrease in revenue of 15% from the six months ended May 3, 2008. During the six months ended May 3, 2009 we recorded write-downs to inventories of $19 million associated with reduced demand assumptions compared to $6 million during the corresponding prior year period. In addition, the second quarter was adversely impacted by $2 million of indirect taxes relating to prior periods and payments to suppliers of $3 million in connection with manufacturing transitions.

Research and development. Research and development expense was $59 million for the quarter ended May 3, 2009, compared to $62 million for the quarter ended May 4, 2008, a decrease of $3 million or 5%. As a percentage of net revenue, research and development expenses increased from 15% for the quarter ended May 4, 2008 to 18% for the quarter ended May 3, 2009. Research and development expense was $121 million for the six months ended May 3, 2009, compared to $128 million for the six months ended May 4, 2008, a decrease of $7 million or 5%. Research and development expense in the second quarter was adversely impacted by accruals of $2 million for indirect taxes relating to prior periods. As a percentage of net revenue, research and development expenses increased from 16% for the six months ended May 4, 2008 to 17% for the six months ended May 3, 2009.

Selling, general and administrative. Selling, general and administrative expense was $42 million for the quarter ended May 3, 2009 compared to $48 million for the quarter ended May 4, 2008, a decrease of $6 million or 13%. As a percentage of net revenue, selling, general and administrative expense increased from 12% for the quarter ended May 4, 2008 to 13% for the quarter ended May 3, 2009. Selling, general and administrative expense was $82 million for the six months ended May 3, 2009 compared to $98 million for the six months ended May 4, 2008, a decrease of $16 million or 16%. As a percentage of net revenue, selling, general and administrative expense remained flat for the six months ended May 3, 2009 at 12% compared to the six months ended May 3, 2008. Selling, general and administrative expense for the six months ended May 3, 2009 includes $4 million of legal costs incurred in connection with intellectual property litigation. This increase was offset by our concerted efforts to control discretionary costs in the current environment as well as the impact of our previously-announced headcount reductions.

Amortization of intangible assets. Amortization of intangible assets charged to operating expenses was $5 million and $7 million, respectively, for the quarters ended May 3, 2009 and May 4, 2008. During the six months ended May 3, 2009 and May 4, 2008, amortization of intangible assets charged to operating expenses was $11 million and $14 million, respectively. The decrease is attributable to certain intangible assets becoming fully amortized during the quarter ended February 1, 2009.

Restructuring charges. During the quarter ended May 3, 2009, we incurred total restructuring charges of $6 million compared to $2 million for the quarter ended May 4, 2008, both predominantly representing employee termination costs. During the six months ended May 3, 2009, we incurred total restructuring charges of $17 million compared to $5 million for the six months ended May 4, 2008, both predominantly representing employee termination costs. See Note 8 to the unaudited condensed consolidated financial statements.

Interest expense. Interest expense was $20 million for each of the quarters ended May 3, 2009 and May 4, 2008. We presently estimate that the cash portion of our interest expense for the year ending November 1, 2009 will be $76 million, subject to possible increase or decrease due to changes in interest rates applicable to our variable rate indebtedness.

Gain (loss) on extinguishment of debt. During the six months ended May 3, 2009, we repurchased $3 million in principal amount of senior subordinated notes from the open market, resulting in a gain on extinguishment of debt of $1 million. During the six months ended May 4, 2008, we redeemed $200 million of our senior floating rate notes. The redemption of the senior floating rate notes resulted in a loss on extinguishment of debt of $10 million. See Note 7 to the unaudited condensed consolidated financial statements.

Other income (expense), net. Other income (expense), net includes interest income, foreign currency gain (loss) and other miscellaneous items. Other expense, net was $2 million and $4 million for the quarter and six months ended May 3, 2009, respectively, compared to other income, net of $1 million and $2 million for quarter and six months ended May 4, 2008, respectively. Other expense for the quarter and six months ended May 3, 2009 includes a $2 million other-than-temporary impairment charge related to an investment accounted for under the cost method. The decrease is also attributable to a decline in interest income due to lower interest rates as well as exchange losses arising from foreign currency fluctuations relative to the corresponding prior year periods.

Provision for (benefit from) income taxes. We recorded income tax benefit of $2 million and income tax expense of $3 million for the quarter and six months ended May 3, 2009, respectively, and income tax expense of $4 million and $7 million for the quarter and six months ended May 4, 2008, respectively. The benefit in the quarter ended May 3, 2009 was attributable to a loss from operations in the current fiscal quarter.

Backlog

Our sales are generally made pursuant to short-term purchase orders. These purchase orders are made without deposits and may be rescheduled, canceled or modified on relatively short notice, and in most cases without substantial penalty. Therefore, we believe that purchase orders or backlog are not a reliable indicator of future sales.

Seasonality

Sales of consumer electronics are higher during the calendar year end period, and as a result, we typically experience higher revenues during our fourth fiscal quarter while sales typically decline in our first fiscal quarter.

Liquidity and Capital Resources

Our short-term and long-term liquidity requirements primarily arise from: (i) interest and principal payments related to our debt obligations, (ii) working capital requirements and (iii) capital expenditures, including acquisitions from time to time.

We expect our cash flows from operations, combined with availability under our revolving credit facility, to provide sufficient liquidity to fund our current obligations, projected working capital requirements and capital spending for at least the next 12 months.

Our corporate parent, Avago Technologies Limited, has filed a registration statement with the SEC for an initial public offering, or IPO, of ordinary shares. That registration statement has not become effective and we cannot assure you that the IPO will be completed or the terms of any such transaction.

Our ability to service our indebtedness will depend on our ability to generate cash in the future. Given our high level of debt and related debt service requirements, we may not have significant cash available to meet any large unanticipated liquidity requirements, other than from available borrowings, if any, under our revolving credit facility. As a result, we may not retain a sufficient amount of cash to finance growth opportunities, including acquisitions, or unanticipated capital expenditures or to fund our operations. If we do not have sufficient cash for these purposes, our financial condition and our business could suffer.

In summary, our cash flows were as follows (in millions):

	Six Months Ended
	May 3, 2009	May 4, 2008
Net cash provided by operating activities	$61	$30
Net cash used in investing activities	(30)	(55)
Net cash used in financing activities	(3)	(201)

Net increase (decrease) in cash and cash equivalents	$28	$(226)

Cash Flows for the Six Months Ended May 3, 2009 and May 4, 2008

Net cash provided by operations during the six months ended May 3, 2009 was $61 million. The net cash provided by operations was due to depreciation and amortization of $80 million offset by a net loss of $25 million. Significant changes in operating assets and liabilities from November 2, 2008 include a decrease in inventory and employee compensation and benefits accruals of $38 million and $34 million, respectively. Inventory days on hand were 65 days on November 2, 2008 and May 3, 2009.

Net cash provided by operations during the six months ended May 4, 2008 was $30 million. The net cash provided by operations was primarily due to net income of $21 million and non-cash charges of $85 million, offset by changes in operating assets and liabilities of $76 million. Non-cash charges for the six months ended May 4, 2008 include $77 million for depreciation and amortization, $9 million in share-based compensation and $6 million loss on extinguishment of debt, offset by a $9 million gain on discontinued operations. Significant changes in operating assets and liabilities from October 31, 2007 include an increase in inventory and other current assets and current liabilities of $25 million and $33 million, respectively, due to increases in net revenue, as well as a decrease in accounts payable of $41 million, as a result of the timing of disbursements.

Net cash used in investing activities for the six months ended May 3, 2009 was $30 million. The net cash used in investing activities was primarily due to purchases of property, plant and equipment of $25 million and $7 million related to a business acquisition.

Net cash used in investing activities for the six months ended May 4, 2008 was $55 million. The net cash used in investing activities included $46 million related to acquisitions and an investment and purchases of property, plant and equipment of $28 million, offset by net proceeds received from the sale of the infra-red operation and the contingent payment received from the sale of the image sensor operation which totaled $25 million.

Net cash was not affected significantly by financing activities for the six months ended May 3, 2009. Net cash used in financing activities for the six months ended May 4, 2008 was $201 million, comprised mainly of the redemption of senior floating rate notes of $200 million.

Indebtedness

We have a substantial amount of indebtedness. As of May 3, 2009, we had $706 million outstanding in aggregate indebtedness and capital lease obligations, with an additional $315 million of borrowing capacity available under our revolving credit facility (including outstanding letters of credit of $17 million at May 3, 2009, which reduce the amount available under our revolving credit facility on a dollar-for-dollar basis).

Contractual Commitments

At May 3, 2009, we had unconditional purchase obligations of $28 million for fiscal year 2009 and none thereafter. These unconditional purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty.

Long-Term Debt. At May 3, 2009, we had debt obligations of $700 million. Estimated future interest expense payments related to debt obligations at May 3, 2009 were $38 million for the remainder of fiscal year 2009, $75 million each for fiscal years 2010 to 2011, $74 million for fiscal year 2012, $72 million for fiscal year 2013, $33 million for fiscal year 2014 and $31 million thereafter. Estimated future interest expense payments include interest payments on our outstanding notes, assuming the same rate on the senior floating rates notes as was in effect on May 3, 2009, commitment fees and letter of credit fees.

There were no other substantial changes to our contractual commitments during the first half of fiscal year 2009.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements at May 3, 2009 as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

New Accounting Pronouncements

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments,” or FSP No. FAS 107-1 and APB 28-1. This FSP requires disclosures about fair value of financial instruments for interim reporting periods as well as in annual financial statements. FSP No. FAS 107-1 and APB 28-1 is effective for interim and annual periods ending after June 15, 2009 and will be effective for us beginning with the third quarter of fiscal year 2009. We do not expect the adoption of this FSP will have a material impact on our results of operations, financial position or our financial statement disclosures as applicable.

In December 2008, the FASB issued FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets,” or FSP No. FAS 132(R) -1. This FSP amends SFAS No. 132(R) to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP No. FAS 132(R)-1 requires disclosures surrounding how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies. Additional disclosures include (a) the major categories of plan assets, (b) the inputs and valuation techniques used to measure the fair value of plan assets, (c) the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period and (d) the significant concentrations of risk within plan assets. FSP No. 132(R)-1 does not change the accounting treatment for postretirement benefit plans. FSP No. 132(R)-1 will be effective for us in fiscal year 2010. We are currently assessing the impact that this FSP will have on our financial statement disclosures.

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets.” This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS No. 142. This FSP is intended to improve the consistency between the useful life of an intangible asset determined under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (revised 2007), “Business Combinations,” and other principles under GAAP. FSP No. FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. FSP No. FAS 142-3 will be effective for us in fiscal year 2010. We are currently assessing the impact that this FSP will have on our results of operations and financial position.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133,” or SFAS No. 161, which requires additional disclosures about the objectives of using derivative instruments, the method by which the derivative instruments and related hedged items are accounted for under SFAS No. 133, “Accounting for Derivative Instrument and Hedging Activities,” and its related interpretations, and the effect of derivative instruments and related hedged items on financial position, financial performance, and cash flows. SFAS No. 161 also requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. SFAS No. 161 will be effective for us in fiscal year 2010. We are currently assessing the impact that the adoption of SFAS No. 161 will have on our financial statement disclosures.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,” or SFAS No. 141(R). SFAS No. 141(R)will significantly change current practices regarding business combinations. Among the more significant changes, SFAS No. 141(R)expands the definition of a business and a business combination; requires the acquirer to recognize the assets acquired, liabilities assumed and noncontrolling interests (including goodwill), measured at fair value at the acquisition date; requires acquisition-related expenses and restructuring costs to be recognized separately from the business combination; requires assets acquired and liabilities assumed to be recognized at their acquisition-date fair values with subsequent changes recognized in earnings; and requires in-process research and development to be capitalized at fair value as an indefinite-lived intangible asset. In April 2009, the FASB issued FSP No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies,” or FSP No. FAS 141(R)-1. FSP No. FAS 141(R)-1 amends and clarifies SFAS 141(R) to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. SFAS No. 141(R) and FSP No. FAS 141(R)-1 are effective for us beginning in fiscal year 2010. We are currently assessing the impact that SFAS No. 141(R) and FSP No. FAS 141(R)-1 will have on our results of operations and financial position. The adoption of SFAS 141(R) and FSP No. FAS 141(R)-1 will change our accounting treatment for business combinations on a prospective basis beginning in the first quarter of fiscal year 2010.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51,” or SFAS No. 160. SFAS No. 160 will change the accounting and reporting for minority interests, reporting them as equity separate from the parent entity’s equity, as well as requiring expanded disclosures. SFAS No. 160 is effective for us for fiscal year 2010. We are currently assessing the impact that SFAS No. 160 will have on our results of operations and financial position.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R),” or SFAS No. 158. SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. We have adopted this provision of SFAS No. 158, along with disclosure requirements, at the end of fiscal year 2007, and the effects are reflected in the consolidated financial statements as of October 31, 2007. SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. This additional provision is effective for us in fiscal year 2009. We do not expect the change in measurement date to have a material impact on our financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

At May 3, 2009, we had $50 million of debt outstanding under our senior floating rate notes which is based on a floating rate index. A 1% change in interest rates would increase the annual interest expense on the senior floating rate notes by $0.5 million.

Currency Exchange Rates

Although a majority of our revenue and operating expenses is denominated in U.S. dollars, and we prepare our financial statements in U.S. dollars in accordance with GAAP, a portion of our revenue and operating expenses is in foreign currencies. Our revenues, costs and expenses and monetary assets and liabilities are exposed to changes in currency exchange rates as a result of our global operating and financing activities. To mitigate the exposures resulting from the changes in the exchange rates of these currencies, we enter into foreign exchange forward contracts. These contracts are designated at inception as hedges of the related foreign currency exposures, which include committed and anticipated transactions that are denominated in currencies other than the U.S. dollar. Our hedging contracts generally mature within three to six months. We do not use derivative financial instruments for speculative or trading purposes. As of May 3, 2009, the fair value of all our outstanding foreign exchange forward contracts was immaterial.

Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures. Our management, with the participation of our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, evaluated the effectiveness of our disclosure controls and procedures as of May 3, 2009. We maintain disclosure controls and procedures that are intended to ensure that the information required to be disclosed in our Exchange Act filings is properly and timely recorded, processed, summarized and reported. These disclosure controls and procedures are also intended to ensure that information is accumulated and communicated to management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosures. Based on this evaluation, our CEO and CFO concluded that, as of May 3, 2009, our disclosure controls and procedures were effective.

In designing and evaluating our disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their desired control objectives, and our management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

(b) Changes in Internal Controls Over Financial Reporting. As part of our efforts to ensure compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we conduct a continual review of our internal control over financial reporting. The review is an ongoing process and it is possible that we may institute additional or new internal control over financial reporting as a result of the review. During the first half of fiscal year 2009, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

OTHER INFORMATION

Legal Proceedings

From time to time, we are involved in litigation that we believe is of the type common to companies engaged in our line of business, including commercial disputes and employment issues. As of the date of this filing, we are not involved in any pending legal proceedings that we believe would likely have a material adverse effect on our financial condition, results of operations or cash flows. However, certain pending disputes involve claims by third parties that our activities infringe their patent, copyright, trademark or other intellectual property rights. These claims generally involve the demand by a third party that we cease the manufacture, use or sale of the allegedly infringing products, processes or technologies and/or pay substantial damages or royalties for past, present and future use of the allegedly infringing intellectual property. Such claims that our products or processes infringe or misappropriate any such third party intellectual property rights (including claims arising through our contractual indemnification of our customers) often involve highly complex, technical issues, the outcome of which is inherently uncertain. In addition, regardless of the merit or resolution of such claims, complex intellectual property litigation is generally costly and diverts the efforts and attention of our management and technical personnel.

Risk Factors

The reader should carefully consider, in connection with the other information in this report, the factors discussed in Part I, Item 3 — Key Information — Risk Factors on pages 9 through 29 of our Annual Report on Form 20-F for the year ended November 2, 2008, which could cause our actual results to differ materially from the results contemplated by the forward-looking statements contained in this report. Those risks, which could materially affect our business, financial condition or future results, are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results. In addition to the factors included in the 2008 Form 20-F, the reader should also consider the following risk factors:

The recent economic downturn and financial crisis could negatively affect our business, results of operations, and financial condition.

The current global recession and financial crisis had led to slower economic activity, increased unemployment, concerns about inflation and energy costs, decreased business and consumer confidence, reduced corporate profits and capital spending, adverse business conditions and lower levels of liquidity in many financial markets. Consumers and businesses may defer purchases in response to tighter credit and negative financial news, which would in turn negatively affect product demand and other related matters. The global recession has led to reduced customer spending in the semiconductor market and in our target markets, made it difficult for our customers, our vendors and us to accurately forecast and plan future business activities, and has caused U.S. and foreign businesses to slow spending on our products, which has and will continue to materially and adversely affect our revenues, margins, results of operations and financial condition. Furthermore, the credit crisis could lead to the insolvency of key suppliers resulting in product delays, limit the ability of customers to obtain credit to finance purchases of our products, lead to customer insolvencies, and also counterparty failures negatively impacting our treasury operations.

We are subject to risks associated with our distributors’ product inventories and product sell-through.

We sell many of our products to customers through distributors who maintain their own inventory of our products for sale to dealers and end-users. We recognize revenues for sales to distributors upon delivery. We limit distributor return rights and we allow limited price adjustments on sales to distributors. We provide reserves for distributor rights of these limited stock returns and price adjustments. Sales to distributors accounted for 35% and 38% of our net revenue from continuing operations in each of the six months ended May 3, 2009 and May 4, 2008, respectively.

If these distributors are unable to sell an adequate amount of their inventory of our products in a given quarter to dealers and end-users or if they decide to decrease their inventories for any reason, such as due to the current global recession or due to any downturn in technology spending, the volume of our sales to these distributors and our revenues would be negatively affected. In addition, if distributors decide to purchase more inventory in any particular quarter, due to product availability or other reasons, than is required to satisfy end-user demand, inventory at our distributors would grow in such quarter, which could adversely affect our product revenues in the subsequent quarter. In addition, we also face the risk that some of our distributors have inventory levels in excess of future anticipated sales. If such sales do not occur in the time frame anticipated by these distributors for any reason, these distributors may substantially decrease the amount of product they order from us in subsequent periods, which would harm our business. Moreover, if we choose to eliminate or reduce special cost or stocking incentive programs, quarterly revenues may fail to meet our expectations or be lower than historical levels.

Our reserve estimates associated with products stocked by our distributors are based largely on reports that our distributors provide to us on a monthly basis. To date, we believe this data has been generally accurate. To the extent that the resale and channel inventory data is inaccurate or not received timely, we may not be able to make reserve estimates for future periods.

The enactment of legislation implementing changes in U.S. taxation of international business activities or the adoption of other tax reform policies could materially impact our financial position and results of operations.

Recently several tax bills have been introduced to reform U. S. taxation of international business activities. The current Administration has made public statements indicating that it has made the issue a priority and key members of Congress have conducted hearings and proposed legislation. Depending on how any of these proposals are constituted into legislation, they could have material adverse consequences on our financial position and results of operations.

Unregistered Sales of Equity Securities and Use of Proceeds

Not Applicable.

Defaults Upon Senior Securities

Not Applicable.

Submission of Matters to a Vote of Security Holders

Not Applicable.

Other Information

Not Applicable.

Exhibits

Exhibit Number	Description

4.1+	Employment Separation Agreement, dated April 7, 2009, between Tan Bian Ee and Avago Technologies Limited (previously filed as an exhibit to the Avago Technologies Finance Pte. Ltd. Report on Form 6-K (file No. 333-137664) filed on April 10, 2009 and incorporated herein by reference).

+	Indicates a management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

By:	/s/ Douglas R. Bettinger
Douglas R. Bettinger Senior Vice President and Chief Financial Officer

Date: June 4, 2009